APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Girls Chronically Rock
Balance Sheet - unaudited
For the period ended 12/31/2018

	Current Period	Prior Period	Prior Period
	13-Dec-19	31-Dec-18	31-Dec-17
ASSETS			
Current Assets:			
Cash	$ -	$ 1,292.00	$ -
Petty Cash	-	771.00	1,252.00
Accounts Receivables	-	N/A	-
Inventory	400.00	150.00	-
Prepaid Expenses	N/A	60.00	-
Employee Advances	N/A	N/A	-
Temporary Investments	4,000.00	-	-
Total Current Assets	4,400.00	2,273.00	1,252.00
Fixed Assets:			
Land	n/a	N/A	N/A
Buildings	n/a	N/A	N/A
Furniture and Equipment	n/a	N/A	250.00
Computer Equipment	N/A	N/A	2,500.00
Vehicles	N/A	N/A	471.00
Less: Accumulated Depreciation	-	N/A	N/A
Total Fixed Assets	-	-	3,221.00
Other Assets:			
Trademarks	1,000.00	N/A	500.00
Patents	N/A	N/A	N/A
Security Deposits	N/A	N/A	N/A
Other Assets	N/A	N/A	N/A

Total Other Assets		1,000.00		-		500.00
TOTAL ASSETS	**$**	**5,400.00**	**$**	**2,273.00**	**$**	**4,973.00**
LIABILITIES						
Current Liabilities:						
Accounts Payable	N/A		N/A		N/A	
Business Credit Cards		45,000.00		1,600.00		2,000.00
Sales Tax Payable	N/A		N/A		N/A	
Payroll Liabilities	N/A		N/A		N/A	
Other Liabilities	N/A		N/A		N/A	
Current Portion of Long-Term Debt			N/A		N/A	
Total Current Liabilities		45,000.00		1,600.00		2,000.00
Long-Term Liabilities:						
Notes Payable	N/A		N/A		N/A	
Mortgage Payable	N/A		N/A		N/A	
Less: Current portion of Long-term debt	N/A		N/A		N/A	
Total Long-Term Liabilities		-		-		-
EQUITY						
Capital Stock/Partner's Equity		(39,600.00)		673.00		2,973.00
Opening Retained Earnings	N/A		N/A		N/A	
Dividends Paid/Owner's Draw	N/A		N/A		N/A	
Net Income (Loss)	N/A		N/A		N/A	
Total Equity		(39,600.00)		673.00		2,973.00
TOTAL LIABILITIES & EQUITY	**$**	**5,400.00**	**$**	**2,273.00**	**$**	**4,973.00**
Balance Sheet Check		-		-		-

Girls Chronically Rock
Income Statement - unaudited
For the period ended 12/31/2018

	Current Period		Prior Period	
	1/1/18 - 12/31/18		1/1/17 - 12/31/17	
REVENUES				
Sales	$	350.00	$	211.00
Other Revenue		200.00		450.00
TOTAL REVENUES		**550.00**		**661.00**
COST OF GOODS SOLD				
Cost of Sales		200.00		200.00
Supplies		400.00		400.00
Other Direct Costs		400.00		-
TOTAL COST OF GOODS SOLD		1,000.00		600.00
GROSS PROFIT (LOSS)		(450.00)		61.00
OPERATING EXPENSES				
Advertising and Promotion		550.00		450.00
Bank Service Charges		150.00		-
Business Licenses and Permits		1,000.00		500.00
Computer and Internet		289.00		289.00
Depreciation	n/a		n/a	
Dues and Subscriptions		-		-
Insurance	n/a		n/a	
Meals and Entertainment		150.00		150.00
Miscellaneous Expense		250.00		250.00
Office Supplies		200.00		200.00
Payroll Processing	n/a		n/a	
Professional Services - Legal, Accounting	n/a		n/a	
Occupancy	n/a		n/a	
Rental Payments	n/a		n/a	
Salaries	n/a		n/a	
Payroll Taxes and Benefits	n/a		n/a	
Travel		2,500.00		150.00
Utilities		56.00		56.00
Website Development		1,200.00		1,200.00
TOTAL OPERATING EXPENSES		6,345.00		3,245.00

OPERATING PROFIT (LOSS)	(6,795.00)	(3,184.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	n/a	n/a
Interest Expense	n/a	n/a
Income Tax Expense	-	n/a
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (6,795.00)	$ (3,184.00)

Girls Chronically Rock
Statement of Cash Flow - unaudited
For the period ended 12/31/2018

	Current Period	Prior Period
	1/1/18 - 12/31/18	1/1/17 - 12/31/17
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(6,795)	(3,184)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	n/a	n/a
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	350	n/a
Prepaid Income Taxes	n/a	n/a
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	6,500	2,000
Total Adjustments	6,850	2,000
Net Cash Flows From Operating Activities	55	(1,184)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	1,000	n/a
Net Cash Flows From Investing Activities	1,000	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	1,055	(1,184)
CASH - BEGINNING	-	-
CASH - ENDING	1,055	(1,184)

Girls Chronically Rock
Statement of Changes in Members Equity- unaudited
For the period ended 12/31/2018

	Current Period 1/1/18 - 12/31/18	Prior Period 1/1/17 - 12/31/17
MEMBER'S EQUITY - BEGINNING	-	-
Issuance of LLC Interests	1,000.00	500.00
Net Income	(6,795.00)	(3,184.00)
MEMBER'S EQUITY - ENDING	(5,795.00)	(2,684.00)

I, Keisha Greaves, certify that:

1. The financial statements of GIRLS CHRONICALLY ROCK included in this Form are true and complete in all material respects; and
2. The tax return information of GIRLS CHRONICALLY ROCK has not been included in this Form as GIRLS CHRONICALLY ROCK was formed on 06/12/2017 and has not filed a tax return to date.

Signature   *keisha Greaves*
DocuSigned by:
0C8B16B08BA84AB...

Name: Keisha Greaves

Title: Owner